Exhibit 12.1

Allegheny Technologies Incorporated

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

(Unaudited)

Six
Months
Ended
6/30/2013
Income before income tax provision and cumulative effect of change in accounting principle	$23.0
(Income) loss recognized on less than fifty percent owned persons	10.1
Noncontrolling interest in the income of subsidiary with fixed charges	(3.8)

$29.3
Fixed Charges:
Interest expense	$26.9
Portion of rents deemed to be interest	3.9
Capitalized interest	20.2
Amortization of debt expense	1.8

Fixed charges excluding capitalized interest	52.8
Earnings adjustments:
Capitalized interest	(20.2)

Earnings, as adjusted	$61.9

Ratio of earnings to fixed charges	1.2